December 12, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Doris Stacey Gama

Re:	Cue Biopharma, Inc.

Registration Statement on Form S-3

File No. 333-268687

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cue Biopharma, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-268687), so that it may become effective at 4:00 p.m., Eastern Time, on December 14, 2022, or as soon as practicable thereafter.

Very truly yours,

CUE BIOPHARMA, INC.

By:	/s/ Kerri-Ann Millar
Name: Kerri-Ann Millar
Title: Chief Financial Officer